# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Couchbase, Inc., CIK 0001845022
CUSIP: 22207T101
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3155 Olsen Drive, San Jose, California (CA), 95117
Date of event which requires filing of this statement: 09/24/2025
Amends the filing with accession number 0001641172-25-001009
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Haveli Cascade Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Haveli Cascade Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cascade Parent Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Cascade Holdings I Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Cascade Intermediate II, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Cascade Intermediate I, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Cascade Ultimate Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Cascade Ultimate Holdings GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Couchbase, Inc.
Address of issuer's principal executive offices: 3155 Olsen Drive, San Jose, California (CA), 95117
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on March 27, 2025 (as amended to date, the "Schedule 13D"), relating to the common stock, $0.00001 par value per share (the "Common Stock"), of Couchbase, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Haveli Cascade Aggregator, L.P. ("Cascade Aggregator")
Haveli Cascade Aggregator GP LLC ("Cascade Aggregator GP")
Cascade Parent Inc. ("Parent")
Cascade Holdings I Inc. ("Holdings I")
Cascade Intermediate II, Inc. ("Intermediate II")
Cascade Intermediate I, Inc. ("Intermediate I")
Cascade Ultimate Holdings, L.P. ("Ultimate Holdings")
Cascade Ultimate Holdings GP LLC ("Ultimate Holdings GP")
Haveli Investments Software Fund I GP, LLC ("Software Fund I GP")
Haveli Software Management LLC ("Software Management")
Haveli Investment Management LLC ("Investment Management")
Haveli Investments, L.P. ("Investments")
Whanau Interests LLC ("Whanau")
Brian N. Sheth

The name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of the Reporting Person is listed on Annex A hereto.
Residence or business address: The principal office and business address of each of the Reporting Persons is 405 Colorado Street, Suite 1600, Austin, Texas 78701.
Present principal occupation or employment: The principal business of Mr. Sheth is serving as the Chief Investment Officer of Haveli Investments, L.P. and serving as a managing member, general partner, officer and/or director of certain affiliated entities. The principal business of Software Management is providing investment advice. The principal business of Cascade Aggregator is investing in securities of the Issuer. The principal business of each of the remaining Reporting Persons is serving as the general partner, managing member, sole shareholder or similar entity of related entities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Annex A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Annex A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Sheth is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 4 is incorporated by reference into this Item 3.

On the Closing Date (as defined below), as a result of the consummation of the Merger, at the Effective Time, the Issuer became a direct wholly owned subsidiary of Parent.

The aggregate consideration in the Merger was approximately $1.5 billion. The source of the funds for the consideration paid by Parent (an affiliate of Investments) in the Merger was a combination of (i) equity contributions from investment funds associated with Investments and (ii) net cash proceeds from (1) the Credit Agreement, by and among Intermediate II, Parent, Apollo Administrative Agency LLC (as the administrative agent and as the collateral agent), and the lenders party thereto and (2) the Credit Agreement among Holdings I, Parent, Apollo Administrative Agency LLC (as the administrative agent and as the collateral agent), and the lenders party thereto. The aforementioned equity contributions and borrowings were made specifically to finance the acquisition of the Issuer's outstanding shares in the transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
Consummation of the Merger

The Reporting Person acquired the shares of the Issuer as part of a transaction to acquire and take the Issuer private. On September 24, 2025 (the "Closing Date"), pursuant to the previously disclosed Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding share of Common Stock (subject to certain exceptions in the Merger Agreement, including the shares of Common Stock previously held by Cascade Aggregator, which were contributed to Parent prior to the Closing Date and cancelled at the Effective Time) automatically converted into the right to receive cash in an amount equal to $24.50, without interest and subject to applicable withholding taxes. As a result of the consummation of the Merger, the Reporting Persons collectively are the beneficial owners of all of the outstanding shares of Common Stock of the Issuer following the Merger.

Following the consummation of the Merger, trading of the Common Stock on the Nasdaq Global Select Market ("Nasdaq") was suspended prior to the opening of trading on the Closing Date. On the Closing Date, the Issuer requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of the Common Stock from Nasdaq and the deregistration of the Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The delisting of the Common Stock from Nasdaq will be effective 10 days after the filing of the Form 25. Following the effectiveness of the Form 25, the Issuer intends to file with the SEC a certification and notice of termination on Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and suspend reporting obligations under Section 13 and Section 15(d) of the Exchange Act with respect to the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

Parent is the record holder of the shares reported herein. Mr. Sheth is the managing member of Whanau, which is the general partner of Investments, which is the sole member of Investment Management, which is the sole member of Software Management, which is the investment adviser to Software Fund I GP, which is the sole member of Ultimate Holdings GP, which is the general partner of Ultimate Holdings, which is the sole shareholder of Intermediate I, which is the sole shareholder of Intermediate II, which is the sole shareholder of Holdings I, which is the sole shareholder of Parent. As a result of these relationships, each of the foregoing may be deemed to share beneficial ownership of the securities held of record by Parent.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3: Joint Filing Agreement.

## Signatures
- Haveli Investments, L.P.: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Haveli Cascade Aggregator, L.P.: By: Haveli Cascade Aggregator GP LLC, By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Haveli Cascade Aggregator GP LLC: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Cascade Parent Inc.: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Cascade Holdings I Inc.: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Cascade Intermediate II, Inc.: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Cascade Intermediate I, Inc.: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Cascade Ultimate Holdings, L.P.: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Cascade Ultimate Holdings GP LLC: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Haveli Investments Software Fund I GP, LLC: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (09/25/2025)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (09/25/2025)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (09/25/2025)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (09/25/2025)